UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

ImmuCell Corporation

(Name of Issuer)

Common Stock, par value $.10 per share

(Title of Class of Securities)

45252306

(CUSIP Number)

Ejnar A. Knudsen III

212 West Superior, Suite 500

Chicago, IL 60654

(530) 564-0626

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 21, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45252306

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only). Ejnar A. Knudsen III
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned By Each Reporting Person With:	7	Sole Voting Power 463,619
	8	Shared Voting Power 0
	9	Sole Dispositive Power 463,619
	10	Shared Dispositive Power None

11	Aggregate Amount Beneficially Owned by Each Reporting Person 463,619
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 5.9%[1]
14	Type of Reporting Person (See Instructions) IN

[1]

Based on the outstanding number of shares reported as being outstanding as of August 2, 2024 in ImmuCell Corporation’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 13, 2024.

Item 1.	Security and Issuer

This Statement relates to the common stock, par value $0.10 per share, of ImmuCell Corporation, a Delaware corporation (the “Company”). The Company’s principal executive offices are located at 56 Evergreen Drive, Portland, Maine 04103.

Item 2.	Identity and Background.

(a)	Name. The name of the Reporting Person is Ejnar A. Knudsen III.

(b)	Business Address. The business address of the Reporting Person is 212 West Superior, Suite 500, Chicago, IL 60654.

(c)	Occupation and Employment. The Reporting Person is the founder and chief executive officer of AGR Partners.

(d)	Criminal Proceedings. During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

Civil Proceedings. During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship. The Reporting Person is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

On August 21, 2024, the Reporting Person acquired beneficial ownership of 300,000 shares of Company’s common stock which, when combined with earlier purchases, resulted in the Reporting Person holding more than 5.0% of the Company’s outstanding common stock. The purchases were made using general investment funds.

Item 4.	Purpose of Transaction

All shares held by the Reporting Person are held by the Reporting Person for investment purposes.

The Reporting Person currently has no plans or proposals that relate to, or would result in, any of the matters described in subsections (a) through (j) of Item 4 of the instructions to Schedule 13D.

Item 5.	Interest in Securities of the Issuer

As of the date hereof, the Reporting Person is the beneficial owner of 463,619 shares of common stock representing approximately 5.9% of the approximately 7,833,080 shares outstanding, as disclosed in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 13, 2024.

The Reporting Person’s ownership consists of 386,425 owned by the Reporting Person directly, 9,539 shares owned by the Reporting Person’s four minor children, 37,383 shares held by the 2007 Knudsen Family Trust, of which the Reporting Person is trustee, 19,684 held by Knudsen Family Holdings, a limited liability company which the Reporting Person controls, 6,088 shares attributable to the Reporting Person’s Simplified Employee Pension account and 4,500 shares attributable to the individual retirement account of the Reporting Person’s spouse.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7.	Material to be filed as Exhibits

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 27, 2024
Date

/s/ Ejnar A. Knudsen III
Signature

Ejnar A. Knudsen III
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)